                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                      Advanced Communication Systems, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  00750X-10-9
                                  -----------
                                 (CUSIP Number)

                           Nicholas J. Costanza, Esq.
                                General Counsel
                             The Titan Corporation
                             3033 Science Park Road
                        San Diego, California 92121-1199
                                 (858) 552-9500
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 9, 1999
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 00750X-10-9                                      Page 2 of 2 Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Titan Corporation
     I.R.S. Identification No. 95-2588754
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
   NUMBER OF                  (7) SOLE VOTING POWER
     SHARES                          2,120,021(1)  (see Item 4)
  BENEFICIALLY               --------------------------------------------------
    OWNED BY                  (8) SHARED VOTING POWER
     EACH                            0
   REPORTING                 --------------------------------------------------
    PERSON                    (9) SOLE DISPOSITIVE POWER
     WITH                            0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,120,021  (see Item 4)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

       HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) The reporting person has sole power to vote the shares shown under irrevocable proxies only with respect to the matters specified in the irrevocable proxies, as described in Item 4.

Item 1.  Security and Issuer

     This statement relates to shares of common stock, par value $.01 per share (the "ACS Common Stock"), of Advanced Communication Systems, Inc. ("ACS"). The address of ACS's principal executive offices is 10089 Lee Highway, Fairfax, Virginia 22030.

Item 2.  Identity and Background

     (a) - (c) and (f). This Schedule 13D is being filed by The Titan Corporation, a corporation organized and existing under the laws of the State of Delaware ("Titan"). Titan provides information technology and electronic systems and services to commercial and government customers. Titan's principal business and principal offices are located at 3033 Science Park Road, San Diego, California 92121.

     Each executive officer and each director of Titan is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and incorporated herein by reference.

     Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Titan.

     (d) - (e). During the last five years, neither Titan nor, to the best knowledge of Titan, any executive officer or director of Titan, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Titan has not expended, and does not expect to expend, funds in connection with its beneficial ownership of ACS Common Stock. Such beneficial ownership has been derived from the irrevocable proxies described in Item 4, which have been granted to Titan pursuant to the Company Stockholders Agreement described in Item 5.

Item 4.  Purpose of Transaction

     On December 9, 1999, Titan, A T Acquisition Corp. ("Titan Sub") and ACS entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 9, 1999, pursuant to which Titan Sub will be merged with and into ACS

(the "Merger"). ACS will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Titan.

     As a result of the Merger, each outstanding share of ACS Common Stock (excluding treasury and certain other shares) will be converted into the right to receive shares of common stock, par value $.01 per share (the "Titan Common Stock"), of Titan at an exchange ratio based on the market price of the Titan Common Stock during the period of ten trading days ending two trading days immediately prior to the consummation of the Merger. The Merger Agreement is included as Exhibit 1 hereto and is incorporated herein by reference. Consummation of the Merger would result in the ACS Common Stock ceasing to be quoted on The Nasdaq National Market and in the termination of registration of the ACS Common Stock pursuant to the Act.

     As a condition and inducement to Titan's entering into the Merger Agreement, certain stockholders of ACS (the "ACS Stockholders") beneficially owning a total of 2,120,021 shares of ACS Common Stock (the "ACS Agreement Shares") as of December 9, 1999 each granted an irrevocable proxy dated as of December 9, 1999 (such irrevocable proxies collectively, the "Proxy") to Titan, with power of substitution and resubstitution, to vote the ACS Agreement Shares and all other shares of ACS capital stock any ACS Stockholder acquires after December 9, 1999 (the ACS Agreement Shares and all such other shares collectively, the "Proxy Shares") in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement. The Proxy authorizes Titan to vote the Proxy Shares at any meeting of stockholders of ACS, or in connection with any solicitation of written consents from stockholders of ACS, called or solicited for the purpose of voting on the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. The Proxy is coupled with an interest and irrevocable. The Proxy and the rights contained therein will terminate upon the termination of the Company Stockholders Agreement described in Item 5. The ACS Agreement Shares represented approximately 24.1% of the ACS Common Stock outstanding as of December 6, 1999, as represented by ACS in the Merger Agreement. The ACS Stockholders are (i) George A. and Barbara Robinson, (ii) Charles G. Martinache and (iii) Thomas A. and Margaret M. Costello. The form of Proxy is included as Exhibit 2 hereto and is incorporated herein by reference.

     Pursuant to the Merger Agreement, the directors and officers of Titan Sub immediately prior to the consummation of the Merger will be the initial directors and officers of the wholly-owned subsidiary of Titan that will be the surviving corporation in the Merger, each to hold office in accordance with the surviving corporation's certificate of incorporation and bylaws.
The Merger Agreement also provides that the certificate of incorporation and bylaws of Titan Sub, as in effect immediately prior to consummation of the Merger, will be the certificate of incorporation and bylaws of such surviving corporation in the Merger, in each case until thereafter amended in accordance with applicable law, except that the certificate of incorporation of the surviving corporation will be amended to provide that the name of the surviving corporation will be Advanced Communications Systems, Inc.

     Pursuant to the Merger Agreement, ACS has agreed, during the period prior to the effective time of the Merger (the "Effective Time"), that neither it nor its subsidiaries will pay dividends or make other distributions in respect of their capital stock.

     Except as set forth in this Item 4, Titan has no plans or proposals which relate to or would result in any of the matters set forth in clauses
(a) through (j) of Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Merger Agreement and the Proxy, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer

     (a) and (b). Pursuant to the Proxy described in Item 4, Titan has the sole power to vote the Proxy Shares only with respect to the matters specified in the Proxy, as described in Item 4. The Proxy Shares include 2,120,021 shares of ACS Common Stock, which represented approximately 24.1% of the ACS Common Stock outstanding as of December 6, 1999, as represented by ACS in the Merger Agreement. Titan does not have shared power to vote or to direct the vote of the Proxy Shares or the sole or shared power to dispose or to direct the disposition of the Proxy Shares.

     On December 9, 1999, in connection with the execution of the Merger Agreement, Titan, Titan Sub and the ACS Stockholders entered into a Company Stockholders Agreement (the "Company Stockholders Agreement"), dated as of December 9, 1999. Pursuant to the Company Stockholders Agreement, each ACS Stockholder has agreed to vote, or cause the record holder of the ACS Agreement Shares to vote, the ACS Agreement Shares beneficially owned by such ACS Stockholder, and any other voting interests in ACS acquired by such ACS Stockholder after December 9, 1999, (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement in connection with any meeting of, or solicitation of consents from, stockholders of ACS at which (or in connection with which) such matters are submitted to a vote of stockholders of ACS, (ii) against approval or adoption of resolutions which would have the effect of preventing or materially delaying consummation of the Merger or ACS from performing its obligations under the Merger Agreement and (iii) against any other action which would constitute a material breach of any provision of the Merger Agreement. Pursuant to the Company Stockholders Agreement, the ACS Stockholders delivered the Proxy to Titan. In addition, the ACS Stockholders have agreed not to take certain actions until the Effective Time (or, if earlier terminated, the termination of the Company Stockholders Agreement) relating to an acquisition proposal for ACS, any waiver or release of any standstill or similar agreement with respect to any class of ACS equity securities, any proxies or other voting arrangements with respect to ACS capital stock or rights to acquire ACS capital stock, or the transfer or other disposition of any Proxy Shares. The Company Stockholders Agreement will terminate on the earlier to occur of the Effective Time or the date the Merger Agreement is validly terminated pursuant to the provisions thereof.

     The Company Stockholders Agreement is included as Exhibit 3 hereto and is incorporated herein by reference. The preceding summary of the Company Stockholders Agreement is qualified in its entirety by reference to the full text of such agreement.

     To the best of its knowledge, no executive officer or director of Titan beneficially owns any shares of ACS Common Stock.

     (c) There have been no transactions in shares of ACS Common Stock by Titan, or, to the best knowledge of Titan, any of Titan's executive officers and directors during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in Item 3, 4 or 5, neither Titan nor, to the best knowledge of Titan, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of ACS.

Item 7.  Materials to be Filed as Exhibits


EXHIBIT NUMBER    DESCRIPTION
--------------    -----------
     1.           Agreement and Plan of Merger dated as of December 9, 1999
                  among The Titan Corporation, A T Acquisition Corp. and
                  Advanced Communication Systems, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 16,
                  1999 and incorporated herein by reference).

     2.           Form of Irrevocable Proxy by certain stockholders of Advanced
                  Communication Systems, Inc., included as Exhibit A to the
                  Company Stockholders Agreement filed herewith as Exhibit 3.

     3. Company Stockholders Agreement dated as of December 9, 1999 between certain stockholders party thereto and The Titan
                  Corporation.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 20, 1999

                                           THE TITAN CORPORATION



                                           /s/ Nicholas J. Costanza, Esq.
                                           ------------------------------
                                           Nicholas Costanza, Esq.
                                           Secretary and General Counsel

                                                                    ANNEX A

                             Identity and Background

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of The Titan Corporation ("Titan"). The principal business address of each such director and executive officer is the address of Titan, 3033 Science Park Road, San Diego, California 92121-1199. Each of such directors and executive officers is a citizen of the United States.


                                   DIRECTORS


NAME AND BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------          ------------------------------------------
Gene W. Ray                        Chairman of the Board, President & CEO of
                                   Titan

Charles R. Allen                   Adviser, New Court Partners, a venture
                                   capital unit of Rothschild, Inc.

Joseph F. Caligiuri                Retired Executive Vice President of Litton
                                   Industries, Inc., diversified manufacturing

Daniel J. Fink                     President of D. J. Fink Associates, Inc.,
                                   management consulting

Robert E. La Blanc                 President of Robert E. La Blanc Associates,
                                   Inc., financial and technical consulting

Thomas G. Pownall                  Retired Chairman and Chief Executive
                                   Officer of Martin Marietta Corporation

Robert M. Hanisee                  Managing Director of Trust Company of the
                                   West

James Roth                         Former President & CEO of GRC
                                   International, Inc.

                                   OFFICERS


NAME AND BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------          ------------------------------------------
Gene W. Ray                        Chairman of the Board, President & CEO

Eric M. DeMarco                    Executive Vice President & CFO &
                                   Treasurer

Mellon C. Baird                    Senior Vice President

Nicholas J. Costanza               Senior Vice President, General Counsel &
                                   Secretary

Ronald B. Gorda                    Senior Vice President

Gregory F. Szabo                   Vice President

L.L. Fowler                        Vice President, Corporate Contracts

Deanna Hom Petersen                Vice President & Corporate Controller

Dianne D. Scott                    Vice President, Human Resources

Laurence J. Oberkfell              Senior Vice President


EXHIBIT NUMBER    DESCRIPTION
--------------    -----------
     1            Agreement and Plan of Merger dated as of December 9, 1999
                  among The Titan Corporation, A T Acquisition Corp. and
                  Advanced Communication Systems, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 16,
                  1999 and incorporated herein by reference).

     2            Form of Irrevocable Proxy by certain stockholders of Advanced
                  Communication Systems, Inc., included as Exhibit A to the
                  Company Stockholders Agreement filed herewith as Exhibit 3.

     3 Company Stockholders Agreement dated as of December 9, 1999 between certain stockholders party thereto and The Titan
                  Corporation.